OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

MIRANDA GOLD FILES UPDATED TECHNICAL REPORT FOR

THE WILLOW CREEK PROJECT, ALASKA

Vancouver, BC, Canada –April 14, 2016 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has filed an updated NI 43 -101 technical report supporting the independently estimated resource for the Company’s Willow Creek Project, Alaska, as announced on March 7, 2016.

The report is titled “National Instrument 43-101 Technical Report: Mineral Resource Estimate for the Willow Creek Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado, with and effective date of February 1, 2016.

Highlights of the Report are:

•	The updated Measured and Indicated resource is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 troy ounces gold and an additional 59,000 tonnes Inferred at an average grade of 18.5 g Au/t containing 35,100 troy ounces. A cutoff of 5.0 g Au/t is used for all categories.

The mineral resource is summarized in the table below:

Classification	Tonnes (x1000)	Gold		Silver
		g/t	oz.	g/t	oz.
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves. (1) The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price.

•	The resource estimate is derived from a three dimensional block model within portions of eight sub-parallel veins in the Coleman area and two sub-parallel veins in the Lucky Shot area. The Coleman and Lucky Shot mines provided the bulk of historic production on the Willow Creek Project. The block model incorporates assays from 132 core holes drilled from surface between 2005 and 2009. The veins have and average thickness of 0.83 meters.

•	The resource occurs both up and down-dip of the historic Coleman workings and down-dip of the adjacent historic Lucky Shot workings.

•	There is excellent potential for extending mineralization down-dip and along strike from historic workings. The Murphy area, drilled in 2006 and 2007 extends the strike of the mineralized vein system to 1,800 meters, or 600 meters beyond historic workings. Two of five holes drilled in the Murphy show high-grade mineralization (up to 0.98 meters at 54.6 g Au/t) 300 meters below the surface. The Murphy area mineralization is not delineated and supports significant upside potential near historic workings.

•	In 2014, Miranda completed a 234-station soil grid on Bullion Mountain centered approximately two kilometers from the Coleman and Lucky Shot mines. The highlight of this work was the discovery of three quartz vein sub-crops that assayed 50.74 g Au/t, 17.05 g Au/t and 18.5 g Au/t. These anomalies strongly suggest that the Willow Project veins extend as faulted segments from the Coleman and Lucky Shot mines 4 kilometers to Bullion Mountain. The Bullion Mine produced 77,000 ounces at an average grade of 48 g Au/t.

•	The resource occurs on private surface patented claims. Permits will be issued by the State of Alaska.

Project Details

The Willow Creek Project is being advanced through a joint venture partnership between Gold Torrent, Inc (“Gold Torrent”) and Miranda. Gold Torrent is currently earning into a 70% equity interest through funding US$10M in expenditures, most of which is directed toward a fast-track development plan. Gold Torrent intends to complete a preliminary feasibility study (“PFS”) by mid-2016.

Willow is located 166 km by road north from Anchorage, Alaska. The project area is east of the town of Willow and can be accessed by a well-maintained gravel road. The project covers the majority of the historic Willow Creek mining district and contains 43 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 4,290 hectares. Numerous historical mines occur on the property including the Coleman, Lucky Shot, War Baby, and Gold Bullion Mines. These mines likely exploit faulted segments of the same vein system extending over four kilometers. Historic production from land now controlled by Miranda is estimated at greater than 500,000 ounces at 41.14 g Au/t (1).

At Willow, gold is found in shallow dipping mesothermal quartz veins. Gold is predominantly free and associated with telluride. Very little gold is occluded in sulfide, and historic milling recovered more than 85% of contained gold through gravity separation, demonstrating very favorable metallurgy, and possibly non-chemical processing.

Qualified Person

This updated mineral resource estimate was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this release. Mr. Black has reviewed the content of this news release, and consents to the information provided in the form and context in which it appears.

Data disclosed in this press release have been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

 About Miranda

Miranda is a gold Prospect Generator active in Alaska and Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize exposure to discovery and minimize exploration risk. Miranda has ongoing relationships with Gold Torrent, Inc., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda contact Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert75@gmail.com.

www.mirandagold.com

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(1) Stoll, W. M., 1997, Hunting for Gold in Alaska’s Talkeetna Mountains 1897-1951, Henry Publishing Co, Greensburg, PA

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.